Exhibit 99

PricewaterhouseCoopers Audit 32, rue Guersant 75833 Paris Cedex 17 Téléphone 01 56 57 58 59 Fax 01 56 57 58 60

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the incorporation by reference in AXA's Registration Statements on Form S-8 (Nos. 333-118107, 333-118105, 333-118103, 333-109227, 333-104438, 333-99083, 333-91900, 333-75600, 333-70516, 333-12088, 333-9212, 333-08910 and 333-12944), and on Form F-3 (Nos. 333-12872 and 333-12956) of our report dated June 15, 2005 relating to the consolidated financial statements and financial statement schedule, which appears on page F-1 of AXA’s Annual Report on Fo rm 20-F for the year ended December 31, 2004.

PricewaterhouseCoopers Audit

/s/ Michael P. Nelligan	/s/ Yves Nicolas
Michael P. Nelligan	Yves Nicolas

June 21, 2005
Paris, France

Société d'expertise comptable inscrite au tableau de l'ordre de Paris- Ile de France • Strasbourg - Alsace • Lille - Nord Pas de Calais • Lorraine • Lyon - Rhônes Alpes • Provence - Côte d'Azur- Corse • Pays de Loire • Rouen - Normandie • Toulouse - Midi Pyrénées. Société de commissariat aux comptes membre de la compagnie régionale de Paris. Bureaux : Grenoble, Lille, Lyon, Marseille, Metz, Mulhouse, Nantes, Paris La Défense, Rouen, Sophia Antipolis, Strasbourg, Toulouse. Société Anonyme au capital de 2 510 460 €. RCS Paris B 672 006 483 - code APE 741 C - TVA n° FR 76 672 006 483.- Siège social : 32, rue Guersant 75017 Paris.